Exhibit 99.1

Westport Closes Offering of Common Shares and Announces Underwriters' Exercise of Over-Allotment Option for Approximately US$16 Million

VANCOUVER, Nov. 15 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT) announced today the exercise in full of the underwriters' option to purchase an additional 907,500 common shares at a price of US$17.50 in connection with its previously announced offering of common shares in the United States and Canada. With the exercise of the option, under the offering, Westport issued a total of 6,957,500 common shares at a price of US$17.50 per share, for gross proceeds of US$121,756,250.

Morgan Stanley & Co. Incorporated and J.P. Morgan Securities LLC are the joint bookrunners for the offering. Other underwriters include Lazard Capital Markets LLC, Craig-Hallum Capital Group LLC and Northland Capital Markets in the United States, as well as Morgan Stanley Canada Limited and J.P. Morgan Securities Canada Inc. in Canada. The common shares issued under the offering have been listed on The NASDAQ Global Market and the Toronto Stock Exchange.

Copies of the United States final prospectus supplement may be obtained from Morgan Stanley & Co. Incorporated, Prospectus Department, at 180 Varick Street, 2nd Floor, New York, NY 10014, and by phone at (866) 718-1649 or by emailing prospectus@morganstanley.com; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, and by phone at (631) 254-1735 or (866) 803-9204.

Copies of the Canadian final prospectus supplement may be obtained from Morgan Stanley Canada Limited, at 181 Bay Street, Suite 3700, Toronto, Ontario M5J 2T3, and by phone at (416) 943-8567; or J.P. Morgan Securities Canada Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, and by phone at (631) 254-1735 or (866) 803-9204.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares of Westport in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Following this transaction, Westport has approximately 46.8 million shares outstanding.

About Westport Innovations Inc.

Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions (GHG) while preserving the power, torque, and fuel efficiency of diesel engines. The Company focuses on three distinct categories or target markets - light-, medium-, and heavy-duty - through Westport business units or joint ventures. Juniper Engines is focused on 2.0L and 2.4L engines for industrial applications such as forklifts, oilfield service engines and light-duty automotive. Cummins Westport (CWI), a joint venture with Cummins, sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles ranging from 5.9L to 8.9L. Westport Heavy Duty (Westport HD), with a joint venture agreement with Weichai Power Co. and a development and commercialization agreement with Volvo Powertrain, is focused on LNG fuel systems for heavy-duty trucks (Westport HD Systems) and the platform for licensing Westport HD Systems.

%CIK: 0001370416

For further information:

Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 08:59e 15-NOV-10